Exhibit 99.1

SearchMedia Announces Completion of its 2012 Annual General Meeting; Stockholder Approval
Received for Company Name Change to Tiger Media

Shanghai, China, December 14, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced the completion of its 2012 annual general meeting on December 14, 2012 in Shanghai, China. As part of the meeting all of the Company’s current board members were reelected by stockholders to serve as board members until the 2013 annual general meeting.

In addition to other matters, the stockholders of the Company approved a change in the name of the Company to Tiger Media, Inc. Peter W. H. Tan, Chief Executive Officer of the Company commented, “We are pleased that our stockholders approved all of proposals at the 2012 Annual General Meeting. We are also excited to change the Company’s name to Tiger Media, Inc., a name that is well embraced in our local market and reflects our new exciting national concessions, which include our previously announced Home Inns concession and our luxury mall LCD Joint Venture. We hope to build Tiger Media into one of the leading media brands in Asia.” The Company expects its securities to begin trading under the name Tiger Media, Inc. on Tuesday, December 18, 2012; however, the Company’s ordinary shares and warrants will continue to trade on under the symbols IDI and IDI.WS, respectively.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to developing Tiger Media into a leading brand in Asia; the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:
Paul Conway, 0118613918844646

ir@searchmediaholdings.com